Suite 1204- 120 Adelaide St. W
Toronto, Ontario
M5H 1T1
www.adiraenergy.com
t. 416.361.2211
f.416.361.6455
TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES RESIGNATION OF ISRAELI
INDEPENDENT DIRECTOR

TORONTO, March 10, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) announces today the resignation of Ms. Orit Leitman as a director of the Company. Ms. Leitman was appointed on November 26, 2012, in accordance with the independent director requirement under Israeli Companies Law. As a result of the Company’s delayed TASE listing, the independent director appointment is no longer required. Adira thanks Ms. Leitman for her services to the Company.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
jmaxwell@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.